UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40199

GREENBROOK TMS INC.
(Exact name of registrant as specified in its charter)

890 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4W 3P4
(866) 928-6076
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

Effective as of December 9, 2024, pursuant to the Arrangement Agreement, dated as of August 11, 2024, between Greenbrook TMS Inc. (“Greenbrook”) and Neuronetics, Inc. (“Neuronetics”), Greenbrook and Neuronetics completed an arrangement under the Business Corporations Act (Ontario) under which Neuronetics acquired all of the issued and outstanding common shares (“Common Shares”) in the capital of Greenbrook (the “Arrangement”).

Upon completion of the Arrangement, Greenbrook filed post-effective amendments to its registration statements on Form S-8 (File Nos. 333-257680 and 333-254880) to terminate all offerings of Common Shares thereunder.  Accordingly, Greenbrook is filing this Form 15 to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Greenbrook TMS Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2024

Greenbrook TMS Inc.

By:	/s/ Bill Leonard
Name:	Bill Leonard
Title:	Co-President